UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on August 19, 2025, entitled “Equinor ASA: Share buy-back – third tranche for 2025”.

Equinor ASA: Share buy-back – third tranche for 2025

Please see below information about transactions made under the third tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 23 July 2025.
The duration of the buy-back tranche: 24 July to no later than 27 October 2025.

Further information on the tranche can be found in the stock market announcement on its commencement dated 23 July 2025, available here: https://newsweb.oslobors.no/message/651645

From 11 August to 14 August 2025, Equinor ASA has purchased a total of 1,073,277 own shares at an average price of NOK 249.2350 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

11 August	OSE	270,000	249.3579	67,326,633.00
	CEUX
	TQEX

12 August	OSE	267,750	249.6396	66,841,002.90
	CEUX
	TQEX

13 August	OSE	268,928	248.4828	66,823,982.44
	CEUX
	TQEX

14 August	OSE	266,599	249.4630	66,506,586.34
	CEUX
	TQEX

Total for the period	OSE	1,073,277	249.2350	267,498,204.68
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	3,063,709	261.5549	801,327,975.86
	CEUX
	TQEX
	Total	3,063,709	261.5549	801,327,975.86

Total buy-backs under the tranche (accumulated)	OSE	4,136,986	258.3587	1,068,826,180.53
	CEUX
	TQEX
	Total	4,136,986	258.3587	1,068,826,180.53

Following the completion of the above transactions, Equinor ASA owns a total of 30,053,091 own shares, corresponding to 1.18% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 20,514,174 own shares, corresponding to 0.80% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: August 19, 2025	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer